FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of May, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

HANSON PLC

2. Reason for notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights:                               (X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:  (  )

An event changing the breakdown of voting rights:                          (  )

Other (please specify) :                                                   (  )

3. Full name of person(s) subject to notification obligation:

HEIDELBERGCEMENT AG (ON BEHALF OF ITSELF AND SPOHN CEMENT GMBH)

4. Full name of shareholder(s) (if different from 3) :

HEIDELBERGCEMENT AG

5. Date of transaction (and date on which the threshold is crossed or reached if different):

15 MAY 2007

6. Date on which issuer notified:

16 MAY 2007

7. Threshold(s) that is/are crossed or reached:

10%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares              Situation previous to
if possible use                 the Triggering transaction
ISIN CODE
                       Number of shares       Number of voting Rights

ORDINARY
SHARES OF 10P           21,056,885                21,056,885

ISIN:
GB0033516088

                            Resulting situation after the triggering transaction

Class/type of shares   Number of shares  Number of voting rights    % of voting rights
if possible use
ISIN CODE                                Direct     Indirect        Direct    Indirect

ORDINARY
SHARES OF 10P          71,782,552        71,782,552                 10.06%

ISIN:
GB0033516088

B: Financial Instruments

Resulting situation after the triggering transaction

Type of     Expiration date  Exercise/conversion  No. of voting     % of voting
financial                    period/date          rights that may   rights
instrument                                        be acquired (if
                                                  the instrument
                                                  exercised/
                                                  converted)

N/A         N/A               N/A                 N/A              N/A

Total (A+B)
Number of voting rights       % of voting rights

71,782,552                    10.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

SPOHN CEMENT GMBH OWNS APPROXIMATELY 62.86% OF HEIDELBERGCEMENT AG.

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

DR INGO SCHAFFERNAK
GENERAL COUNSEL
HEIDELBERGCEMENT AG

15. Contact telephone number:

+49(0) 62 214 810

For notes on how to complete form TR-1 please see the FSA website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   May 16, 2007